FORETHOUGHT LIFE INSURANCE COMPANY

Sarah M. Patterson
Vice President and Assistant General Counsel
Law Department
Direct Dial: (860) 325-1538
Fax: (800) 325-1539

March 25, 2014

Ms. Deborah D. Skeens

Senior Counsel

United States Securities and Exchange Commission

Office of Insurance Products

100 F Street, N.E.

Washington, D.C.  20549-8629

Re:                             Forethought Life Insurance Company Separate Account A

(“Forethought”) Initial Registration Statement on Form N-4

File Nos. 333-193535; 811-22726

Dear Ms. Skeens:

Thank you for your comments on March 19, 2014 regarding our N-4 filing for the above-referenced file number.  Below please find our response following your comments in bold, italics.  Page numbers refer to the courtesy copy of the registration statement provided to the staff.

General

1.              COMMENT:                        Please confirm that all missing information, including the financial statements and all exhibits, will be filed by a pre-effective amendment to the registration statement.

RESPONSE:                        Registrant confirms that all missing information, including the financial statements and all exhibits, will be filed by pre-effective amendment to the registration statement.

2.              COMMENT:                        Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

RESPONSE:                        Registrant confirms that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

3.              COMMENT:                        Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits or features under the policy or whether the company will be solely responsible for paying out on any benefits or features associated with the policy.

RESPONSE:                        Registrant confirms that there are no guarantees or support agreements with third parties to support any of the benefits for features under the policy and the Registrant will be solely responsible for paying out any benefits or features associated with the policy.

Introduction

4.              COMMENT:                        Please include “Fund Facilitation Fee” in the list of fees not disclosed in the “Choose a Contract class” table.

RESPONSE:                        Agreed.  Registrant has added “Fund Facilitation Fee” in the list of fees not disclosed in the “Choose a Contract class” table.

Fee Summary

5.              COMMENT:                        Owner Periodic Expenses (p. 4): Please clarify that the Premium Based Charge and Maximum Optional Charges shown in the table reflect annualized rates.

RESPONSE:                        Agreed.  Registrant has revised footnotes 3 and 6 in the Owner Periodic Expense Table to reflect that the Premium Based Charge and Maximum Optional Charges are annualized rates.

Management of the Contract

6.              COMMENT:                        Fixed Account (p. 9): Both the Legacy Lock II and Maximum Daily Value riders appear to restrict investments of Contract Value to specified sub-accounts, as set forth in Appendix D. Therefore, if accurate, please revise the last sentence of the bold-faced paragraph to include the Legacy Lock II and/or Maximum Daily Value riders or explain supplementally why this disclosure is not appropriate.

RESPONSE:                        Agreed.  Registrant has revised the last sentence of the bold-faced paragraph to include the Maximum Daily Value and Legacy Lock II riders.

Information on your Account

7.              COMMENT:                        Fund Facilitation Fee (p. 19): If you reserve the right to increase the fee for the listed funds in the table up to the maximum shown in the Fee Summary, please explicitly so state.

RESPONSE:                        Registrant does not reserve the right to increase the fee for the listed funds for existing contract owners.  That is, any increased fee would apply only to new contract owners.  The following disclosure has been add to the Fund Facilitation Fee section on page 20 for additional clarity: “While we reserve the right to increase the Fund Facilitation Fee for any of these Sub-Accounts (subject to the maximum shown in the Fee Summary) such a change will not be applied to existing Contract Owners.”

Return of Premium

8.              COMMENT:                        Can you terminate this rider? (p. 26): The prospectus states that “[a] company-sponsored exchange of this rider will not be considered to be a termination by you of the rider.” Please clarify supplementally what is intended by this disclosure.

RESPONSE:                        If Registrant were to offer an internal exchange program that allowed a Contract Owner to elect a new optional Death Benefit that would not otherwise be available if a previous optional Death Benefit had been terminated, the exchange would not be deemed a termination prohibiting election of the new optional Death Benefit. Registrant does not currently anticipate offering such an exchange program and would file any such exchange program with the Staff for review.

Legacy Lock II

9.              COMMENT:                        When can you buy the rider? (p. 28):  Please clarify here, if accurate, that a contract owner may elect this rider at any time without also electing Daily Lock Income Benefit II, provided that the contract owner has not previously elected any other optional Death Benefit or the Daily Lock rider.

RESPONSE:                        Agreed.  Registrant has revised the disclosure under “When can you buy the rider?” on page 28 to read as follows: “You can elect this rider at the time you purchase your Contract, provided you do not elect any other optional Death Benefit at that time.  If you are electing this rider when you purchase your Contract, you may elect it with or without Daily Step up Income Benefit.  You may also elect to add this rider after you have purchased your Contract, provided you have not previously elected any other optional Death Benefit or the Daily Step up Income Benefit.  ” (As described below, we renamed the Daily Lock Income Benefit to Daily Step Up Income Benefit.)

Optional Withdrawal Benefits/Daily Lock Income Benefit II (pp. 35-43)

This section is confusing for a number of reasons, including the following:

10.       General:

a.              COMMENT:                        The descriptions of Options A and B are quite dense, difficult to follow and involve many defined terms.  Please revise for plain English. Please also include a brief explanation of the differences between Options A and B before discussing the Options in greater detail.

RESPONSE:                        Agreed.  Registrant has revised the Daily Step up Income Benefit discussions for clarity and plain English.  Registrant has also added a chart in the Objective section describing the similarities and differences between

Daily 6 and Daily +4.

Please note that we have also changed the name of the Daily Lock Income Benefit II rider to a descriptive name “Daily Step Up Income Benefit” and Option A will be Daily 6 and Option B will be Daily +4. We have updated the names in the prospectus.

b.              COMMENT:                        Please specify in the beginning of this section which subsections apply to which Options. (For example, please clarify, if accurate, that spousal continuation and “other information” sections apply to both Options.)

RESPONSE:                        Agreed.  Registrant has added language to the title of each subsection indicating which option or options the subsection applies to.

11.       COMMENT:                        Objective (p. 35): For clarity, please briefly summarize the differences between the two Options here.

RESPONSE:                        Agreed.  Registrant has added a chart in the Objective section describing the similarities and differences between Daily 6 and Daily +4.  Registrant has also summarized the differences between Daily 6 and Daily +4 in “How does the rider help achieve this goal?” immediately following the Objective.

12.       COMMENT:                        How is the charge for this rider calculated? (p. 36): Please clarify that the rider charge is the same for both Options.

RESPONSE:                        Agreed. Registrant has added the following disclosure to clarify that the rider charge is the same for both options: “The rider charge is the same for both Daily 6 and Daily +4.”

13.       Option A and Option B (pp. 36-39):

a.              Does your benefit base change under the rider (applies to both Options) (pp. 36 and 38):

i.                 COMMENT:                        Please revise both of these sections (for Option A and Option B) to clarify how the Options differ. Currently, the same language is used for both Options. In addition, please clarify what is meant by “benefit bases” (i.e., Withdrawal Base only, or both Anniversary and non-Anniversary Withdrawal Bases?), and briefly explain what “Lifetime Annual Payments” and the “Deferral Bonus” are.

RESPONSE:                        Agreed.  Registrant has revised both Daily 6 and Daily +4 to clarify how the Options differ.  In addition, Registrant added plain English descriptions of Lifetime Annual Payments, Withdrawal Base, Deferral Bonuses.

ii.             COMMENT:                        Since the amount of the Deferral Bonus for each Option differs significantly, please disclose the amount of the

Deferral Bonus for each Option in the first paragraph of this subsection. Currently, the amount of each Deferral Bonus is not disclosed until the discussion of the Deferral Bonus Base.

RESPONSE:                        Agreed. The amount of the Deferral Bonus for Daily 6 and Daily +4 is discussed at the beginning of the rider discussion.

b.              Withdrawal Base and Anniversary Withdrawal Base (Option A) (pp. 36-37):

i.                 COMMENT:                        In the third paragraph of this subsection, the terms “Rider Effective Date” and “Maximum Step Up Age” are not defined. For clarity, please either define these terms here or consider using alternative terms to explain their meaning. (Note: This comment also applies to the formula in Option B at p. 38.)

RESPONSE:                        Agreed.  Registrant has revised the disclosure to eliminate “Rider Effective Date” and “Maximum Step Up Age” as defined terms.

ii.             COMMENT:                        Please clarify what constitutes a “Step Up.” (That is, please explain, if accurate, that it refers to the Withdrawal Base as of the prior Valuation Day). (Note: This comment also applies to the formula in Option B at p. 38.)

RESPONSE:                        Agreed.  Registrant added plain English disclosure explaining Step Ups.

iii.         COMMENT:                        The formula set forth in this section includes a “maximum” (listed as “C” in the formula). Please clarify whether this “maximum” applies if a Withdrawal Base Cap is not currently enforced. If it does not, please remove the reference to this “maximum” from the formula as it does not currently apply. (Note: This comment also applies to the formula in Option B at p. 38.)

RESPONSE:                        Agreed.  Registrant does not currently enforce a maximum and would only do so in the future for new sales.  Accordingly, Registrant has removed this reference.

iv.           COMMENT:                        The first full paragraph on p. 37 (beginning, “When the Valuation Day occurs on the Contract Anniversary….”) and the following paragraph (beginning “Your Anniversary Withdrawal Base….”) appear to be redundant. Please advise or revise.

RESPONSE:                        The paragraphs cited are not redundant.  However, Registrant has revised them for clarity to differentiate the calculations on a Contract Anniversary and on a non-Anniversary Valuation Day.

c.               Withdrawal Base and High Water Mark (Option B) (pp. 38-39):

i.                 COMMENT:                        In the first paragraph of this subsection, please briefly explain what a “High Water Mark” is.

RESPONSE:                        Agreed.  Registrant has added additional disclosure explaining what a “High Water Mark” is.

ii.             COMMENT:                        For clarity, please explain how the High Water Mark is calculated prior to discussing the formula for resetting the Withdrawal Base. In addition, please separate this explanation more clearly from the latter formula.  Currently, the High Water Mark explanation appears to be part of that formula.

RESPONSE:                        Agreed.  Registrant has added additional disclosure explaining and clarifying this point.

iii.         COMMENT:                        The terms “Modal Withdrawal Base Cap” and “Modal Valuation Day” are not defined. For clarity, please either define these terms here or consider using alternative terms to explain their meaning.

RESPONSE:                        Agreed.  Registrant has revised the disclosure to eliminate these terms, as they are part of a currently unenforced maximum and any enforcement would only be done with respect to new Contract Owners.

d.              Deferral Bonus Base (Option A) (p. 37): In the first paragraph, the explanation of how the Deferral Bonus Base is calculated is unclear. Please revise for clarity. For example:

i.                 COMMENT:                        Please provide a clearer explanation of the term “Maximum.” If this term refers to a cap for the Deferral Bonus Base, please disclose this more prominently.

RESPONSE:                        Agreed.  Registrant has revised the disclosure to eliminate this term, as the maximum is not currently unenforced and any enforcement would only be done with respect to new Contract Owners.

ii.             COMMENT:                        Line items “a)” and “b)” appear to refer to the value of the Withdrawal Base as of a Contract Anniversary, as disclosed in the section immediately preceding this one. If so, please so state. In addition, if accurate, please clarify that the Deferral Bonus is included in this value only if such bonus is applicable.

RESPONSE:                        Agreed.   Registrant has revised this disclosure to indicate that the Deferral Bonus is only applicable on a Contract Anniversary and to clarify that the Deferral Bonus is not available if the Step Up is greater.

e.               COMMENT:                     Deferral Bonus Base (Option B)) (p. 39):  Please clarify in the disclosure whether the Deferral Bonus Base for Option B may be increased by anything other than subsequent Premium Payments. If not, please state this prominently.

RESPONSE:                    Registrant has added the following disclosure on page 40 for clarification: “The Deferral Bonus Base will not be increased by anything other than subsequent Premium Payments.”

14.       COMMENT:                        Can your spouse continue your Lifetime Withdrawal Benefit? - Joint/Spousal Option (p. 41): In the bullet point list describing how benefits may be reset, please specify to which Options each of the points apply. (For example, please state, if accurate, that the information concerning High Water Marks applies only to Option B.)

RESPONSE:                        Registrant has added disclosure to the bullet point regarding High Water Marks, indicating that it only applies to Daily +4.  Registrant has also added disclosure to the bullet point regarding Anniversary Withdrawal Base, indicating that it only applies to Daily 6.

Appendix A

15.       COMMENT:                        Daily Lock Income Benefit II Examples: For clarity, please note that the “Assumed Net Return” in these examples is for illustration purposes only and does not indicate actual Contract Value performance.

RESPONSE:                        Registrant has added the following disclosure to the Daily Step up Income Benefit Examples: “For illustration purposes only. Does not indicate actual Contract Value performance.”

Powers of Attorney

16.       COMMENT:                        Please note that the power of attorney for this filing did not reserve the right to execute amendments.  Therefore, a new power of attorney (or the signature of the principals) will be necessary for any pre-effective amendments. See rule 483(b) under the Securities Act of 1933.

RESPONSE:                        Agreed.  Registrant will execute new powers of attorney to execute amendments.

Tandy Representations

Registrant hereby acknowledges that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements.  Registrant further acknowledges that the review of the filing by the Staff of the Commission does not relieve it of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing.  Further, registrant acknowledges that it may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

Thank you for your comments.  We hope the information provided above and in the attached courtesy copy of the marked registration statement are responsive.  Please let us know if you have any comments or questions.

Kind Regards,

/s/ Sarah M. Patterson

Sarah M. Patterson

Vice President

Assistant General Counsel